INDONESIA ENERGY CORPORATION LIMITED

Dea Tower I, 11th Floor, Suite 1103

J1. Mega Kuningan Barat Kav. E4.3 No.1-2

Jakarta 12950, Indonesia

July 30, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Lauren Nguyen, Legal Branch Chief

Re:	Indonesia Energy Corporation Limited

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted June 28, 2019

CIK No. 0001757840

Dear Ms. Nguyen:

Indonesia Energy Corporation Limited (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 9, 2019, regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1 previously submitted for the Staff’s confidential review on June 28, 2019 (the “Draft Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an initial filed Registration Statement on Form F-1 (the “Registration Statement”), which is being filed with the Commission, together with certain exhibits, contemporaneously with the submission of this letter.

The Staff is advised that the Company has requested confidential treatment for certain discrete portions of: Exhibits 10.5 and 10.7. The Company believes the disclosure of the redacted provisions in such exhibits, which are limited in scope and which consist of commercial and financial information, would substantially injure the competitive positions of the Company and would be detrimental to the long-term interests of the Company’s investors and the Company’s relationship with its customer (the Government of Indonesia).  The Company does not view the disclosure of the redacted provisions as necessary for the protection of potential investors in the Company as the narrative and financial disclosures in the Registration Statement adequately disclose the material terms of such exhibits.  Further, the Staff is advised that to the best of the Company’s knowledge, the redacted provisions are specific to the transactions described in the aforementioned exhibits and are not otherwise publicly available.

Draft Registration Statement on Form F-1 as Amended June 28, 2019

Prospectus Summary

Indonesia’s Oil and Gas Industry and Economic Information, page

1.	Here and throughout your filing you reference statistics and information relevant to your industry. Please revise to specifically attribute the statements to a source. For example, we note your statement that Indonesia has an average GDP “growth of above 5% for the past 10 years based on publicly available information.”

We have revised pages 1, 2, 4, 59, 60, 61, 62, 64, 66, 67, 69 and 72 of the Registration Statement to address the Staff’s comment by adding the sources of the statistics and information relevant to our industry presented throughout our filling.

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Risk Factors

We may not adhere to our proposed drilling schedule, page 20

2.	Provide us with your development schedules, indicating for each future annual period and for each category of reserves, the number of gross wells to be drilled, the net quantities of reserves and estimated capital expenditures necessary to convert all of the proved and probable undeveloped reserves disclosed as of December 31, 2018 to developed reserves. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us if all of the undeveloped locations in the foregoing annual schedules are part of a development plan adopted by the management including approval by the Board, if such approval is required.

We have provided in the table below and on pages 64 and F-26 our development schedules indicating for each future annual period and for each category of reserves to be drilled, the number of gross wells to be drilled, the gross and net quantities of reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves (or PUD) disclosed as of December 31, 2018 to developed reserves:

	Unit\Year	2019	2020	2021	2022	Total
Planned PUD wells	Gross well	-	9	7	2	18
Future wells costs (1)	US$	-	13,500,000	10,500,000	3,000,000	27,000,000
Total gross PUD added	Bbls	-	2,353,935	1,784,756	459,906	4,598,597
Total net PUD added	Bbls	-	1,005,524	762,389	196,457	1,964,370

(1)       Future wells costs are the capital expenditures associated with the new wells costs and do not include other capital expenditures such as production facilities.

The development plan presented above was adopted by the management and approved by the Board in July 2019 following the formal award of the extension of the operatorship through a letter sent by Pertamina to us. The development plan also takes into consideration our firm commitment to Pertamina that is part of the KSO terms.

Our business requires significant capital investment . . , , page 25

3.	Your calculation of the standardized measure of discounted future net cash flows on page F-27 indicates that you expect to incur $42.9 million in future development costs relating to the proved reserves disclosed as of December 31, 2018. Tell us how you concluded that there is a reasonable expectation that the required financing will exist to fund these development costs. For example, explain in greater detail your plans to finance capital expenditures through cash generated by your operations and potential future financing arrangements. Refer to Rule 4-10(a)(26) of Regulation S-X.

The Staff is advised that only approximately $10 million out of the $42.9 million in future development costs is initially required to fund our development plan and schedule specified in answer to comment no. 2 above. The remaining $32.9 million will be financed through cash generated by our operations through the cost recovery system during the period of our KSO contract in Kruh Block.

The $10 million initial investment for the development plan will be funded from multiple sources, including but not limited to cash generated by our operating activities in Kruh Block until the expiry of the TAC in May 2020 and part of the proceeds in our initial public offering.

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We have also had the continued financial support from our shareholders in fulfilling our capital requirements. This is evident from the loan provided by our major shareholder, Maderic Holding Limited, on January 30, 2019 in the sum of $3.8 million for the purpose of securing the extension of the Kruh Block operatorship. We also note that other sources of financing alternatives are at our disposal, such as a commercial lending that has been available to us in the past and we expect it to be available in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 54

4.	You state that your current cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet your near term anticipated working capital requirements and capital expenditures. Revise to provide additional disclosure clarifying your liquidity position and describing the anticipated source of funds needed to fulfill your material commitments. Refer to Items 303(a)(1) and (2)of Regulation S-K.

We have revised page 54 to include additional disclosure clarifying our liquidity position and describing the anticipated source of funds needed to fulfill our material commitments, including part of proceeds from our initial public offering.

We have also had the continued financial support from our shareholders in fulfilling our capital requirements. This is evident from the loan provided by our major shareholder, Maderic Holding Limited, on January 30, 2019 in the sum of $3.8 million for the purpose of securing the extension of the Kruh Block operatorship. We also note that other sources of financing alternatives are at our disposal, such as a commercial lending that has been available to us in the past in the amount of $1.9 million and we expect it to be available in the future. We have the intention and we believe we have the ability to carry out the significant future investments to develop our assets with funding from multiple sources.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Business

Kruh Block, page 62

5.	We have read your response to comment 15 but are unable to locate your expanded disclosure providing an explanation of the material changes in your proved undeveloped reserves that occurred during the year ended December 31, 2018.

In this regard, your explanation should be in sufficient detail to identify the individual factors such as the conversion of proved undeveloped reserves to proved developed status, revisions of the previous estimates of reserves, improved recovery, extensions and discoveries, acquisitions, and divestitures that caused your proved undeveloped reserves to increase from “0” at December 31, 2017 to 1,964,370 barrels of oil at December 31, 2018. To the extent that two or more factors, including offsetting factors contribute to a material change, indicate the net amount attributable to each factor accompanied by a narrative explanation.

The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, changes in contract terms or duration, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal or addition of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the disclosure requirements for proved undeveloped reserves under Item 1203(b) of Regulation S-K.

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The Staff is advised that the expanded disclosure providing an explanation of the material changes in our proved undeveloped reserves that occurred during the year ended December 31, 2018 can be found on pages 64 and F-27 of the Registration Statement.

6.	Expand the discussion relating to your proved undeveloped reserves to quantify the amount of capital expenditures incurred during the year ended December 31, 2018 to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.

The Staff is advised that no dollar amounts were incurred during the year ended December 31, 2018 to convert proved undeveloped reserves to proved developed reserves as we were approaching the expiry of the TAC. According to our management’s opinion, it was not economically prudent to incur any additional capital expenditures prior to the Kruh Block extension under the KSO contract because we wouldn’t have enough time to recover such expenditures during the remaining time of the TAC, since the remaining cost recovery balance at the TAC expiry date will not be carried over to the KSO operatorship period. Thus, we do not plan to incur any capital expenditures until the effectiveness of the KSO contract in May 2020, when the cost recovery balance is reset to nil.

Therefore, our development plan and drilling program to convert proved undeveloped reserves to proved developed reserves starts only in May 2020 under the KSO operatorship period, as we plan to add such capital expenditures to our KSO’s cost recovery balance. We have revised the disclosure on pages 64 and F-27 of the Registration Statement to clarify this matter.

7.	Expand your disclosure to discuss the progress made during 2018, and any factors that impacted progress in converting proved undeveloped reserves to developed status. Refer to Item 1203(c) of Regulation S-K.

Due to the reasons disclosed in the answer to the Staff's comment no. 6 above, we will only initiate the work to convert proved undeveloped reserves to proved developed reserves in May 2020.

8.	Your response to comment 13 explains that you have not yet obtained conclusive results on the efficiency of the “electrical stimulation oil recovery method (ESOR)” and whether you will continue its application to the Kruh Block. Tell us the extent that you have assigned proved and/or probable reserves to be recovered using the ESOR recovery method as part of the reserves disclosed as of December 31, 2018.Refer to Rule 4-10(a)(25) of Regulation S-X.

The reserves disclosed as of December 31, 2018 do not take into account potential reserves to be recovered using the ESOR recovery method as we have not yet obtained conclusive results of its application and we have revised page 64 in the Registration Statement to include this disclosure.

Notes to Consolidated Financial Statements

Supplementary Information for Oil and Gas Producing Activities (Unaudited)

Proved Reserves the Company Expects to Lift in Kruh Block, page F-25

9.	Expand the disclosure relating to the changes in the net quantities of total proved reserves to provide an appropriate narrative explanation for the significant changes relating to each line item entry within the reconciliation other than production, e.g. the changes you have identified relating to the revisions of previous estimates and changes relating to extensions and discoveries for the period ending December 31, 2018. The explanation should address the change for the line item by separately identifying and quantifying each factor, including offsetting factors, that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation.

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The disclosure of revisions in the previous estimates of reserves in particular should identify and separately quantify changes due to such unrelated factors as changes caused by commodity prices, changes in contract terms or duration, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal or addition of proved undeveloped locations due to changes in a previously adopted development plan. This comment applies to the reconciliation of the changes in total net proved reserves for the periods ending December 31, 2018 and 2017, respectively. Refer to FASB ASC 932-235-50-5.

The Staff is advised that we have expanded the table on page F-26 of the Registration Statement and included the narrative an explanation for the significant changes relating to each line entry within the reconciliation other than production that contributed to a change in net reserves between the periods disclosed in the Registration Statement.

10.	The reconciliation of the changes in total gross and net proved reserves for the period ending December 31, 2017 does not appear to address the significant changes, other than production that occurred during the year, e.g. the significant increase in proved developed gross and net reserves from 263,113 to 301,748 gross barrels and from 195,690 to 224,426 net barrels, and the significant decrease in proved undeveloped gross and net reserves from 137,080 to 0 gross barrels and from 101,953 to 0 net barrels. Revise your disclosure to conform to the disclosure requirements pursuant to FASB ASC 932-235-50-5 or tell us why a revision is not necessary.

The Staff is advised that we have revised the table on page F-26 of the Registration Statement to include the factors that contributed to the changes in total gross and net proved reserves for the period ending December 31, 2017.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-26

11.	The disclosure relating to the standardized measure indicates you computed the future cash flows by applying the “previous 12 months average price” to the year-end quantities of proved reserves. Tell us if the average prices you used, as shown in the table on page F-27, were determined in accordance with Rule 4-10(a)(22)(v) of Regulation S-K “as the unweighted arithmetic average of the first-day-of-the-month price for each month within the previous 12 months.”

The Staff is advised that our revenue entitlement is calculated using the monthly Indonesian Crude Price (“ICP”) which is determined by the Directorate General of Oil and Gas (the “DGOG”) of the Government of Indonesia on a monthly basis. ICP is presented as the monthly price of the crude oil according to the region where the oil is produced instead of a daily price.

Therefore, we believe that the unweighted arithmetic average of each of the previous 12 months ICP published by the Government of Indonesia is the only average price for each month within the previous 12 months we are able to consider to represent "the previous 12 months average price" in order to comply to Rule 4-10(a)(22)(v) of Regulation S-K within the jurisdiction we operate, according to the terms of our block's operatorship contract.

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12.	Tell us if the costs associated with the abandonment of your proved undeveloped locations, have been included in the calculation of the standardized measure as of December 31, 2018. If such costs have been omitted, explain to us your basis for excluding these costs from your calculation of the standardized measure

The Staff is advised that the costs associated with the abandonment and site restoration expense of our proved undeveloped locations have been included in the calculation of the standardized measure as of December 31, 2018, and the fact disclosed in page F-27 of the Registration Statement.

We thank the Staff in advance for its review of the foregoing and the Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, Lawrence A. Rosenbloom, Esq., at lrosenbloom@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ James J. Huang
James J. Huang Chief Investment Officer

cc:	Ellenoff Grossman & Schole LLP

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